FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-

Fourth Quarter 2004

Mexico City, February 3, 2005.

Consolidated Financial Results (in 2004, the results of the subsidiaries in Latin America are consolidated)

  In the fourth quarter, revenues increased 28.5% and 12.9% for the full year

  EBITDA increased 8.7% in the quarter and 4.8% for the twelve months

  Operating income increased 10.7% compared with the fourth quarter of 2003 and 4.5% for the full year

  Earnings per share in the fourth quarter were $0.88 pesos and $1.56 dollars per ADR

Relevant Consolidated Figures

Since the second quarter of 2004, the results include the consolidation of the operations in Latin America, in 2003 results only consider Mexico.
(millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	% Inc.
Revenues	40,801	31,745	28.5	138,802	122,912	12.9
EBITDA (1)	18,384	16,920	8.7	66,603	63,548	4.8
Operating income	12,353	11,157	10.7	43,656	41,781	4.5
Net income	10,427	5,874	77.5	27,497	23,615	16.4
Earnings per share (pesos) (2)	0.88	0.48	83.3	2.32	1.95	19.0
Earnings per ADR (dollars) (3)	1.56	0.82	90.2	4.13	3.30	25.1
Outstanding shares (millions) (2)	11,832	12,109	(2.3)	11,832	12,109	(2.3)
Equivalent ADRs (millions) (3)	592	605	(2.1)	592	605	(2.1)

(1) EBITDA: Defined as operating income plus depreciation and amortization. See telmex.com in the investor relations section where the calculation is shown

(2) Based on the number of shares outstanding at the end of each period

(3) One ADR represents 20 shares

Consolidated Income Statements

Since the second quarter of 2004, the results include the consolidation of the operations in Latin America, in 2003 results only consider Mexico.
(millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	% Inc.
Revenues

Local	14,100	14,023	0.6	56,953	56,667	0.5
Domestic long distance	8,955	4,505	98.8	24,905	18,818	32.3
International long distance	3,529	2,570	37.3	10,675	9,112	17.2
Interconnection	4,950	4,600	7.6	19,199	18,477	3.9
Data transmission	7,110	3,843	85.0	21,101	14,355	47.0
Others	2,157	2,204	(2.1)	5,969	5,483	8.9
Total	40,801	31,745	28.5	138,802	122,912	12.9

Costs and expenses
Cost of sales and services	8,502	7,136	19.1	30,141	28,158	7.0
Commercial, administrative and general	6,631	4,452	48.9	22,119	18,142	21.9
Transport and interconnection	7,284	3,237	125.0	19,939	13,064	52.6
Depreciation and amortization	6,031	5,763	4.7	22,947	21,767	5.4
Total	28,448	20,588	38.2	95,146	81,131	17.3

Operating income	12,353	11,157	10.7	43,656	41,781	4.5

Comprehensive financing cost (product)
Net interest	624	960	(35.0)	3,397	2,914	16.6
Exchange loss (gain), net	(463)	1,021	(145.3)	(26)	3,296	(100.8)
Monetary gain, net	(1,347)	(603)	123.5	(2,850)	(1,738)	64.0
Total	(1,186)	1,378	(186.0)	521	4,472	(88.3)

Income before tax and employee profit sharing	13,539	9,779	38.4	43,135	37,309	15.6

Provisions for income tax and employee profit sharing	5,243	3,864	35.7	17,669	13,506	30.8
Deferred taxes (effect of rate change)	(2,485)	-	NA	(2,485)	-	NA
Income before equity in results of affiliates and minority interest	10,781	5,915	82.3	27,951	23,803	17.4

Equity in results of affiliates	(39)	(41)	(4.9)	(115)	(188)	(38.9)
Minority interest	(315)	-	-	(339)	-	-
Net income	10,427	5,874	77.5	27,497	23,615	16.4

EBITDA	18,384	16,920	8.7	66,603	63,548	4.8
EBITDA Margin (%)	45.1	53.3	(8.2)	48.0	51.7	(3.7)
Operating Margin (%)	30.3	35.1	(4.8)	31.5	34.0	(2.5)

Consolidated Balance Sheets

Since the second quarter of 2004, the results include the consolidation of the operations in Latin America, in 2003 results only consider Mexico.
(millions of Mexican constant pesos as of December 2004)	December 2004	December 2003
Assets
Cash and short-term investments	20,499	10,718
Other current assets	39,913	30,963
Plant, property and equipment, net	151,989	127,345
Other assets	6,172	2,796
Goodwill	3,783	86
Projected net asset	25,623	23,495
Deferred taxes	5,329	-
Total assets	253,308	195,403

Liabilities and stockholders' equity
Current portion of long-term debt	13,194	21,314
Other current liabilities	35,613	17,861
Long-term debt	76,847	50,929
Pensions and seniority premiums	1,724	-
Deferred taxes	18,102	21,516
Total liabilities	145,480	111,620

Stockholders' equity
Majority stockholder equity	93,870	83,783
Minority interest	13,958	-
Total stockholders' equity	107,828	83,783
Total liabilities and stockholders' equity	253,308	195,403

Outstanding shares at December 31, 2004: 11,832,452,155

Exchange rate used at December 31, 2004: 11.2648 peros per dollar

Comments on Consolidated Financial Statements

The analysis presented here include the results of the subsidiaries in Latin America and in 2003 results only consider Mexico.

International Operations
Company	Country	% of ownership	Acquisition date	Consolidation date
TELMEX Argentina	Argentina	100.0	February 24, 2004	March 1, 2004
Techtel	Argentina	83.4	April 19, 2004	May 1, 2004
Metrored	Argentina	83.4	June 30, 2004	July 1, 2004
TELMEX Brasil	Brazil	100.0	February 24, 2004	March 1, 2004
Embratel	Brazil	33.6	July 23, 2004	August 1, 2004
TELMEX Chile	Chile	100.0	February 24, 2004	March 1, 2004
TELMEX Corp. (Chilesat)	Chile	99.3	June 8, 2004	July 1, 2004
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004

Revenues: At December 31, revenues for Telefonos de Mexico and its subsidiaries in Mexico and Latin America rose to 40,801 million pesos, an increase of 28.5% compared with the same period of 2003. For the twelve months, revenues increased 12.9%, totaling 138,802 million pesos.

Costs and Expenses: Operating costs and expenses totaled 28,448 million pesos, 38.2% higher than the fourth quarter of the previous year. For the twelve months, operating costs and expenses increased 17.3%, totaling 95,146 million pesos.

EBITDA and Operating Income: EBITDA rose to 18,384 million pesos in the fourth quarter, 8.7% higher than the same period of 2003 and the EBITDA margin was 45.1%. Operating income totaled 12,353 million pesos, an increase of 10.7%, and the margin was 30.3% in the quarter. For the twelve months, EBITDA and operating income totaled 66,603 million pesos and 43,656 million pesos, reflecting increases of 4.8% and 4.5%, respectively. The EBITDA margin was 48.0% and the operating margin was 31.5%.

Comprehensive Financing Cost (Product): Comprehensive financing cost was positive by 1,186 million pesos in the quarter. This result was due to a net interest charge of 624 million pesos, partially offset by an exchange gain of 463 million pesos resulting from the 1.3% appreciation of the peso to the US dollar (11.2648 pesos per dollar in 4Q04 vs. 11.4106 pesos per dollar in 3Q04) and the 7.1% appreciation of the Brazilian real to the US dollar (2.6544 reais per dollar in 4Q04 vs. 2.8586 reais per dollar in 3Q04), as well as for a monetary gain of 1,347 million pesos. At December 31, comprehensive financing cost was 521 million pesos, 88.3% lower than the same period of 2003.

In the fourth quarter, a credit of deferred taxes of 2,485 million pesos was charged due to the recognition of the annual gradual reduction of the income tax rate since January 2005.

Net Income: Net income rose to 10,427 million pesos in the fourth quarter, 77.5% higher than the same period of the previous year that was mainly due to the effect of the credit of 2,485 million pesos related to deferred taxes as well as for the variation of the comprehensive financing cost of 2,564 million pesos. For the twelve months, net income totaled 27,497 million pesos, 16.4% higher than the same period of 2003. The minority interest, primarily reflecting the 66.4% minority ownership in Embratel, was 315 million pesos. Earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.88 pesos, and earnings per ADR were 1.56 dollars.

Debt: Debt rose 30.8% to 7.993 billion dollars compared with 6.112 billion dollars at December 31, 2003 due to the consolidation of Embratel's debt of 1.219 billion dollars, to the syndicated bank loan that TELMEX obtained in July 2004 and the amortization of liabilities. Of total debt, 14.7% is short-term, 85.1% is in foreign currency (40.9% considering hedges), and 39.7% carries a fixed rate (53.4% considering interest rate swaps). At December 31, 2004, TELMEX carried out interest rate swaps for 12,390 million pesos, producing a new fixed rate of 9.2%, and currency hedges for 3.536 billion dollars, of which 91.1% is related to hedges of pesos to dollars and 8.9% to hedges of reais to dollars.

Of debt especially related to TELMEX Mexico, 6.2% is short-term, 88.5% is foreign denominated (40.7% considering hedges), and 39.8% carries a fixed rate (56.1% considering interest rate swaps). In the case of Embratel, 61.0% of its debt is short-term, 68.4% is foreign denominated (42.4% considering hedges) and 37.6% of the total has fixed rates.

Total Investment: At December 31, total investment was 1.635 billion dollars, of which 136 million dollars were used for the operations in Latin America.

Dividends: In December 2004, the quarterly dividend payment of 17 Mexican cents was made. The amount paid was 2,013 million pesos.

Repurchase of Shares

From October 1st to December 31st , 2004 the company repurchased 140.4 million of its own shares outstanding, representing 1.2% of outstanding shares at the beginning of the fourth quarter. From January to December, 709.5 million shares were repurchased.

Net liabilities

In 2004, the company's consolidated net liabilities increased by 1.591 billion dollars. This amount includes 902 million dollars from indebtedness of the Latin American companies

The analysis of net debt in 2004 should consider the capitalization of the convertible bond for 570 million dollars, the acquisition of companies for 1.166 billion dollars, investments in the telecommunications plant for 1.499 billion dollars in Mexico and 136 million dollars in Latin America, as well as the repurchase of the company's own shares for 1.150 billion dollars and dividend payments for the equivalent of 721 million dollars.

On January 27, 2005 the company sold two series of senior notes in aggregate amount of 1.3 billion dollars in two tranches of 650 million dollars each. One series maturing in 2010 and bearing interest of 4.75% and the other series maturing in 2015 and bearing interest at 5.50%.

Mexico Operating Results

Voice Business
	4Q 2004	3Q 2004	2Q 2004	1Q 2004	4Q 2003	% inc. vs. 4Q2003
Lines in service (thousand units)	17,172	16,816	16,466	16,083	15,683	9.5
Connections	590	547	523	540	493	19.7
Disconnections	234	197	140	141	166	41.4
Gain	356	351	383	399	327	8.6
Multifon Hogar	1,188	1,015	899	796	639	85.8
Penetration (%)
Digital services	38.2	37.4	36.5	35.9	35.0	3.2
Voice mail	42.2	40.9	39.4	35.9	34.2	8.0
Local Traffic (million units)
Local calls	6,583	6,736	6,709	6,754	6,693	(1.7)
Interconnection minutes	8,089	7,817	7,502	6,862	6,568	23.1
Long Distance Traffic (Million minutes)
Domestic long distance	4,190	4,322	4,158	4,030	3,763	11.3
International long distance	1,674	1,642	1,627	1,314	1,406	19.1

Lines in service

Net line gain for the quarter was 355,798 as a result of 590,389 connections and 234,591 disconnections. At December 31st, there were 17,172,278 lines in service, an annual increase of 9.5%. Of the additions during the quarter, the prepaid system generated 48.4%, bringing the total of Multifon Hogar lines to 1,187,593, 85.8% more than the previous year and representing 6.9% of lines in service.

In the fourth quarter, digital services attained market penetration of 38.2% of lines in service, 3.2 percentage points higher than the same period of the previous year. At December 31, there were 7,252,166 free voice mails (Buzon TELMEX) in operation, an increase of 35.4% compared with the previous year and representing penetration of 42.2% of lines in service.

Local

During the quarter, 6,583 million local calls were made, an annual decrease of 1.7%. For the full year, total local traffic was 26,782 million calls, 0.6% higher than the same period of 2003.

Interconnection traffic totaled 8,089 million minutes during the quarter, 23.1% more than in the same period of the previous year. For the twelve months, interconnection traffic increased 17.4% compared with the same period of last year, totaling 30,271 million minutes.

Long Distance

In the fourth quarter, DLD traffic totaled 4,190 million minutes, 11.3% higher than the same period of 2003. For the twelve months, DLD traffic totaled 16,700 million minutes, an increase of 8.6% compared with the same period of the previous year.

ILD outgoing minutes increased 6.7%, totaling 413 million minutes. Incoming ILD minutes totaled 1,261 million minutes, 23.8% higher than the same period of 2003. The incoming-outgoing ratio was 3.1 compared with 2.6 last year. For the full year, ILD outgoing minutes totaled 1,676 million and incoming 4,580 million, providing increases of 7.9% and 54.8%, respectively, compared with the same period of 2003.

Data Transmission

	4Q 2004	3Q 2004	2Q 2004	1Q 2004	4Q 2003	% inc. vs. 4Q2003
Line equivalents 64kbps (thousands)	3,327	2,987	2,769	2,464	2,291	45.2
Internet (thousands)	1,741	1,604	1,552	1,521	1,452	19.9
Prodigy (Dial-up)	1,167	1,134	1,198	1,278	1,258	(7.2)
Infinitum (ADSL)	560	456	339	229	179	212.5
Penetration (%)	10.1	9.5	9.4	9.5	9.3	0.8

Corporate Networks

In the corporate data transmission market, 340,453 line equivalents were added during the fourth quarter, an annual increase of 45.2%, bringing the total to 3,327,293 line equivalents for data transmission at the end of December.

Internet

At December 31, Internet access accounts - both dial-up and broadband - rose to 1,741,296, an increase of 19.9% compared with the same period of the previous year. From October to December, 104,281 ADSL customers were added to the Prodigy Infinitum service. For the full year, there were 560,293 Prodigy Infinitum accounts in operation, 212.5% more than the same period of 2003.

Internet dial-up customers totaled 1,167,278 at year-end. Prodigy Hogar customers (paying for the service on a per minute basis), had 59,737 accounts.

Mexico Financial Results
Income Statements (millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	% Inc.
Revenues
Voice:
Local	13,587	14,023	(3.1)	56,027	56,667	(1.1)
Domestic long distance	4,230	4,505	(6.1)	17,212	18,818	(8.5)
International long distance	2,586	2,570	0.6	9,075	9,112	(0.4)
Interconnection	4,671	4,600	1.5	18,742	18,477	1.4
Data transmission	4,367	3,843	13.6	16,355	14,355	13.9
Others	2,119	2,204	(3.8)	5,665	5,483	3.3
Total	31,560	31,745	(0.6)	123,076	122,912	0.1

Costs and expenses
Cost of sales and services	7,621	7,136	6.8	28,454	28,158	1.1
Commercial, administrative and general	4,333	4,452	(2.7)	18,015	18,142	(0.7)
Transport and interconnection	3,182	3,237	(1.7)	13,105	13,064	0.3
Depreciation and amortization	4,533	5,763	(21.3)	20,187	21,767	(7.3)
Total	19,670	20,588	(4.5)	79,761	81,131	(1.7)

Operating income	11,890	11,157	6.6	43,315	41,781	3.7

EBITDA	16,423	16,920	(2.9)	63,503	63,548	(0.1)
EBITDA Margin (%)	52.0	53.3	(1.3)	51.6	51.7	(0.1)
Operating Margin (%)	37.7	35.1	2.6	35.2	34.0	1.2

Balance Sheets

(millions of Mexican constant pesos as of December 2004)	December 2004	December 2003
Assets
Cash and short-term investments	16,655	10,718
Other current assets	29.098	30,963
Investments in non-consolidated subsidiaries (1)	12,942	-
Plant, property and equipment, net	123,582	127,345
Other assets	3,451	2,882
Projected net asset	25,623	23,495
Total assets	211,351	195,403

Liabilities and stockholders' equity
Current portion of long-term debt	4,729	21,314
Other current liabilities	23,484	17,861
Long-term debt	71,166	50,929
Deferred taxes	18,102	21,516
Total liabilities	117,481	111,620
Stockholders' equity	93,870	83,783
Total liabilities and stockholders' equity	211,351	195,403

Outstanding shares at December 31, 2004: 11,832,452,155

Exchange rate used at December 31, 2004: 11.2648 pesos per dollar

(1) Corresponds to subsidiaries in Latin America

Revenues: In the fourth quarter of 2004, total revenues from operations in Mexico totaled 31,560 million pesos, 0.6 lower than the same period of the previous year. For the twelve months, revenues for Mexico totaled 123,076 million pesos, an annual increase of 0.1%.

  Local: Revenues decreased 3.1%. Line increases were offset by the lack of growth in local traffic, producing a reduction in real terms in revenue per line. For the twelve months, these revenues decreased 1.1% compared with the same period of the previous year.

  DLD: Revenues decreased 6.1% in the fourth quarter due to the reduction of the rate per minute in real terms, which was not offset by higher traffic volume. For the twelve months, the decrease was 8.5%.

  ILD: Revenues increased 0.6% compared with the fourth quarter of 2003 due to the reduction of the rate per minute in real terms, partially offset by growth of international settlement due to more incoming traffic. For the twelve months, these revenues decreased 0.4%.

  Interconnection: Revenues increased 1.5% in the quarter as a result of higher traffic originated by long distance and cellular operators. For the twelve months, interconnection revenues increased 1.4% compared with the same period of 2003.

  Data transmission: Revenues related to data transmission services increased 13.6% in the fourth quarter due to the increase in the number of broadband users (Infinitum). For the twelve months, these revenues increased 13.9%.

  Corporate networks: Revenues related to connectivity services decreased 1.5% in the fourth quarter due to lower discounts given to corporate customers. For the twelve months, these revenues increased 1.3%.

  Internet: Internet-related revenues rose 24.8% in the fourth quarter mainly due to the increase in the number of broadband users (Infinitum). For the twelve months, these revenues increased 24.2%.

  Other: Other revenues decreased 3.8% in the fourth quarter due to lower revenues from advertising in yellow pages. For the twelve months, these revenues increased 3.3%.

Costs and expenses: Costs and expenses totaled 19,670 million pesos in the fourth quarter, a decrease of 4.5% compared with the same period of 2003. For the twelve months, operating costs and expenses in Mexico totaled 79,761 million pesos, a decrease of 1.7% compared with the previous year.

  Cost of sales and services: The cost of sales and services increased 6.8% due to higher expenses originated by the expansion of the telephone plant and expenses related to maintenance of the data network. For the twelve months, these costs increased 1.1%.

  Commercial, administrative and general expenses: Commercial, administrative and general expenses decreased 2.7% in the quarter due to lower advertising expenses, commission payments and insurance savings. For the twelve months, these expenses decreased 0.7% compared with the previous year.

  Transport and interconnection: Transport and interconnection costs decreased 1.7% compared with the fourth quarter of the previous year, due to the decrease of termination traffic in the cellular network from Calling Party Pays that is the main component of this item. For the twelve months, these expenses increased 0.3%.

  Depreciation and Amortization: Depreciation and amortization decreased 21.3% due to the appreciation of the peso to the US dollar compared with the third quarter of 2004 and inflation increased 5.2% for the full year. The company's depreciation policy is based on the guidelines established in the fifth document as amended of Bulletin B-10 of the Mexican Institute of Public Accountants.

EBITDA and Operating Income: EBITDA and operating income totaled 16,423 million pesos and 11,890 million pesos, respectively, reflecting a decrease of 2.9% in EBITDA and an increase of 6.6% in operating income compared with 2003. In the quarter, the EBITDA margin decreased 1.3 percentage points and the operating margin increased 2.6 percentage points, reaching 52.0% and 37.7%, respectively.

For the full year, the EBITDA margin was 51.6%, similar to the previous year and totaled 63,503 million pesos, 0.1% lower than in 2003. The operating margin increased 1.2 percentage points to 35.2%, reflecting operating income of 43,315 million pesos, 3.7% higher than in 2003.

International Operations

Results based on Continuing Operations

The financial information presented here is calculated in the currency of each country, according to generally accepted accounting principles of the country where each subsidiary in Latin America operates and are based on continuing operations

The figures of the results include the adjustments by registered valuation since the acquisition date, that are considered in goodwill in TELMEX's Consolidated Financial Statements.

Brazil

Revenues from the operations in Brazil during the fourth quarter totaled 1,895.4 million reais, 1.0 lower than in 2003, of which 64% was related to long distance, mainly from Embratel, that decreased 7.8% in the quarter and 24% to data transmission services that increased 2.1%. Revenues from local services increased 82.7% compared with the fourth quarter of 2003 due to the incorporation of Vesper. Costs and expenses were 1,832.7 million reais in the fourth quarter, 6.2% higher than in 2003. Transport and termination of traffic represented 47% of total costs and expenses that decreased 2.6% in the quarter. In Embratel contingencies for 214 million reais were recognized related to labor, civil and fiscal contingencies. Additionally, At year-end, the probable contingencies balance was 477 million reais compared with a balance of 74 million reais last year. Also, income before income tax decreased 65 million reais due to other charges and credits related to the agreements with telecommunications operators, Brasil Telecom and Telemar, the impairment of Vesper's telephone plant and an adjustment in the pension fund of the company. Specifically, depreciation of TELMEX Brasil was due to an impairment of the value of the telephone plant of 200.7 million reais. This charge was reflected in the income statement below the operating profit line. Operating income in the quarter was 62.6 million reais producing an operating margin of 3.3%. EBITDA for the quarter was 346.4 million reais, 29.2% lower than the same period of 2003, representing a margin of 18.3%.

Income Statements (millions of reais of each period)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	% Inc.
Revenues

Local	154.4	84.5	82.7	614.4	142.3	331.9
Long distance	1,211.3	1,313.3	(7.8)	4,807.7	4,932.0	(2.5)
Interconnection	2.1	2.6	(19.1)	10.3	4.1	150.6
Data	460.5	451.0	2.1	1,795.4	1,856.3	(3.3)
Other	67.1	62.4	7.5	246.1	254.5	(3.3)
Total	1,895.4	1,913.8	(1.0)	7,474.0	7,189.2	4.0

Costs and expenses
Cost of sales and services	140.7	136.3	3.2	671.4	519.8	29.2
Commercial, administrative and general	545.6	402.6	35.5	1,980.7	1,566.5	26.4
Transport and interconnection	862.7	885.5	(2.6)	3,413.5	3,288.9	3.8
Depreciation and amortization	283.8	301.1	(5.7)	1,177.5	1,200.9	(1.9)
Total	1,832.7	1,725.5	6.2	7,243.1	6,576.2	10.1

Operating income	62.6	188.3	(66.7)	230.9	613.0	(62.3)

EBITDA	346.4	489.4	(29.2)	1,408.4	1,813.9	(22.4)
EBITDA margin (%)	18.3	25.6	(7.3)	18.8	25.2	(6.4)
Operating margin (%)	3.3	9.8	(6.5)	3.1	8.5	(5.4)

Argentina

Revenues from the operations in Argentina during the fourth quarter totaled 70.0 million Argentinean pesos, 26.8% higher than in 2003. Specifically, the data business increased 23.0%; the voice business increased 12.1%. Operating costs and expenses increased 3.0% and totaled 71.0 million Argentinean pesos in the quarter. In particular, depreciation in the quarter decreased 44.5% due to an impairment of the value of the telephone plant of 289.4 million Argentinean pesos. This charge was reflected in the income statement below the operating profit line. In the quarter, there was an operating loss of 1.0 million Argentinean pesos. EBITDA for the quarter was 9.3 million Argentinean pesos, 92.9% higher than the same period of 2003 producing a margin of 13.2%.

Income Statements (millions of Argentinean pesos of each period)	4Q2004	4Q2003	% Inc.	12months 2004	12 months 2003	% Inc.
Revenues
Voice:	36.2	32.3	12.1	126.6	111.5	13.5
Data:	28.0	22.8	23.0	99.6	85.4	16.6
Other:	5.8	0.1	*	7.3	0.3	*
Total	70.0	55.2	26.8	233.5	197.2	18.4

Costs and expenses
Cost of sales and services	6.4	6.9	(6.4)	40.7	37.6	8.3
Commercial, administrative and general	17.6	11.8	48.4	60.7	53.0	14.6
Transport and interconnection	36.7	31.7	15.8	114.9	96.6	18.9
Depreciation and amortization	10.3	18.6	(44.5)	41.1	74.2	(44.6)
Total	71.0	69.0	3.0	257.5	261.4	(1.5)

Operating income	(1.0)	(13.7)	NA	(24.0)	(64.2)	NA

EBITDA	9.3	4.8	92.9	17.1	10.0	71.5
EBITDA margin (%)	13.2	8.7	4.5	7.3	5.1	2.2
Operating margin (%)	(1.5)	(24.8)	23.3	(10.3)	(32.6)	22.3

*Percentage higher than 1,000%

Chile

Revenues from the operations in Chile during the fourth quarter totaled 14,730.6 million Chilean pesos, 0.4% higher than the previous year. The data business increased 18.0%, that partially offset the decrease of 1.2% of local revenues. Costs and expenses were 16,020.5 million Chilean pesos in the quarter, 16.6% lower than in 2003 of which transport and interconnection increased 10.0%, partially offset by a valuation of 43.0% in depreciation in the quarter and affected the value of the telephone plant which decreased 39,090.4 million Chilean pesos. This valuation was registered in TELMEX Chile Holdings, S.A. balance sheet that is a TELMEX subsidiary. The loss in operating income was 1,289.9 million Chilean pesos in the fourth quarter that compares with an operating loss of 4,536.1 million Chilean pesos last year. EBITDA totaled 1,169.3 million Chilean pesos with a margin of 7.9% in the quarter.

Income Statements (millions of Chilean pesos of each period)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	%Inc
Revenues
Voice:	9,142.5	9,252.3	(1.2)	33,104.7	33,000.0	0.3
Data:	5,354.9	4,537.8	18.0	16,510.9	15,277.1	8.1
Other:	233.2	883.5	(73.6)	1,557.2	2,116.0	(26.4)
Total	14,730.6	14,673.6	0.4	51,172.8	50,393.1	1.6

Costs and expenses
Cost of sales and services	1,399.5	1,728.9	(19.1)	5,537.9	6,915.5	(19.2)
Commercial, administrative and general	6,095.4	7,646.2	(20.3)	20,056.0	23,939.5	(16.2)
Transport and interconnection	6,066.4	5,520.6	10.0	19,820.7	19,502.5	1.6
Depreciation and amortization	2,459.2	4,314.0	(43.0)	9,843.5	14,848.8	(33.7)
Total	16,020.5	19,209.7	(16.6)	55,258.0	65,206.0	(15.3)

Operating income	(1,289.9)	(4,536.1)	NA	(4,085.2)	(14,812.9)	NA

EBITDA	1,169.3	(222.1)	(626.5)	5,758.3	35.9	*
EBITDA margin (%)	7.9	(1.5)	9.4	11.3	0.1	11.2
Operating margin (%)	(8.8)	(30.9)	22.1	(8.0)	(29.4)	21.4

*Percentage higher than 1,000%

Colombia

Revenues from these operations during the fourth quarter totaled 22,159.0 million Colombian pesos, 12.8% higher than in 2003. Costs and expenses were 20,014.2 million Colombian pesos, 10.7% lower than in 2003, of which 27% was related to transport and interconnection that increased 1.9%. Depreciation in the quarter decreased 27.6% as a result of a lower valuation in the value of the telephone plant, which decreased 20,153.6 million Colombia pesos. Colombian Accounting Principles indicate that this reduction must be faced, in the case that it exists, against the surplus in the valuation of the asset. In the case of TELMEX Colombia, this criteria was observed. Commercial, administrative and general expenses decreased 16.0% compared with the fourth quarter of the previous year. Operating income for the quarter totaled 2,144.8 million Colombian pesos compared with an operating loss of 2,768.8 million Colombian pesos in the same period of last year. The operating margin was 9.7%. EBITDA totaled 7,895.8 million Colombian pesos in the quarter, 52.7% more than the same period of last year producing a margin of 35.6%.

Income Statements (millions of Colombian pesos of each period)	4Q2004	4Q2003	%Inc.	12 months 2004	12 months 2003	% Inc.
Revenues
Data:	21,843.2	19,367.0	12.8	81,763.3	71,110.3	15.0
Other:	315.8	283.5	11.4	1,306.7	1,073.7	21.7
Total	22,159.0	19,650.5	12.8	83,070.0	72,184.0	15.1

Costs and expenses
Cost of sales and services	4,274.8	3,705.4	15.4	17,451.9	14,806.0	17.9
Commercial, administrative and general	4,668.3	5,556.8	(16.0)	17,829.8	16,397.2	8.7
Transport and interconnection	5,320.1	5,219.2	1.9	20,396.1	18,111.4	12.6
Depreciation and amortization	5,751.0	7,938.0	(27.6)	20,727.8	31,205.7	(33.6)
Total	20,014.2	22,419.3	(10.7)	76,405.6	80,520.4	(5.1)

Operating income	2,144.8	(2,768.8)	NA	6,664.4	(8,336.3)	NA

EBITDA	7,895.8	5,169.2	52.7	27,392.1	22,869.3	19.8
EBITDA margin (%)	35.6	26.3	9.3	33.0	31.7	1.3
Operating margin (%)	9.7	(14.1)	23.8	8.0	(11.5)	19.6

Peru

Revenues from operations in Peru during the fourth quarter totaled 38.3 million new soles, 3.2% higher than the previous year. The voice business increased 8.8%. Costs and expenses in the quarter increased 38.8% due to the increase of 35.7% in transport and interconnection costs, as well as for higher depreciation charges. The telephone plant was reduced in 21.8 million new soles due to the valuation of depreciation. According to Peruvian Accounting Principles, the effect of this valuation had a non-recurring impact in depreciation of the period that increased 118.1% in the quarter. The operating loss was 20.8 million new soles. If the extraordinary charge was eliminated, operating income would have been 1 million new soles. EBITDA totaled 9.0 million new soles producing a margin of 23.6%.

Income Statements (millions of new soles of each period)	4Q2004	4Q2003	% Inc	12 months 2004	12 months 2003	% Inc
Revenues
Voice:	23.4	21.5	8.8	92.2	80.0	15.2
Data:	14.1	15.0	(5.9)	57.6	59.8	(3.7)
Other:	0.8	0.6	20.1	1.7	1.3	31.9
Total	38.3	37.1	3.2	151.5	141.1	7.4

Costs and expenses
Cost of sales and services	4.2	5.8	(28.1)	17.8	17.2	3.4
Commercial, administrative and general	8.9	11.2	(20.4)	44.6	39.8	12.0
Transport and interconnection	16.2	11.9	35.7	59.5	49.6	20.0
Depreciation and amortization	29.9	13.7	118.1	53.2	50.3	5.8
Total	59.1	42.6	38.8	175.0	156.9	11.6

Operating income	(20.8)	(5.5)	NA	(23.5)	(15.8)	NA

EBITDA	9.0	8.2	10.3	29.7	34.5	(13.9)
EBITDA margin (%)	23.6	22.2	1.5	19.6	24.4	(4.8)
Operating margin (%)	(54.5)	(14.8)	NA	(15.5)	(11.2)	NA

Annex 1

Based on Condition 7-5 of the Amendments of the Concession Title, the commitment to present the accounting separation of the local and long distance services is presented below for 2003 and 2004.

Local Service Business Mexico
Income Statements (Millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% yoy	12 months 2004	12 months 2003	% yoy
Revenues
Access, rent and measured service	13,525	13,984	(3.3)	55,825	56,510	(1.2)
Recovery of LADA special projects	69	532	(87.0)	1,786	2,026	(11.8)
LADA interconnection	1,069	1,007	6.2	4,318	3,834	12.6
Interconnection with operators	352	328	7.3	1,437	1,119	28.4
Interconnection with cellular	4,312	4,271	1.0	17,283	17,357	(0.4)
Other	2,228	2,414	(7.7)	8,899	9,094	(2.1)
Total	21,555	22,536	(4.4)	89,548	89,940	(0.4)

Costs and expenses
Cost of sales and services	5,671	5,086	11.5	21,057	19,709	6.8
Commercial, administrative and general	3,315	3,478	(4.7)	14,821	14,993	(1.1)
Interconnection	3,163	3,198	(1.1)	12,936	12,910	0.2
Depreciation and amortization	3,043	4,003	(24.0)	13,523	14,797	(8.6)
Total	15,192	15,765	(3.6)	62,337	62,409	(0.1)

Operating income	6,363	6,771	(6.0)	27,211	27,531	(1.2)

EBITDA	9,406	10,774	(12.7)	40,734	42,328	(3.8)
EBITDA Margin (%)	43.6	47.8	(4.2)	45.5	47.1	(1.6)
Operating Margin (%)	29.5	30.0	(0.5)	30.4	30.6	(0.2)

Long Distance Business Mexico
Income Statements (Millions of Mexican constant pesos as of December 2004)	4Q2004	4Q2003	% Inc.	12 months 2004	12 months 2003	% Inc.
Revenues
Domestic long distance	4,068	4,312	(5.7)	16,396	18,013	(9.0)
International long distance	2,244	2,109	6.4	7,930	7,772	2.0
Total	6,312	6,421	(1.7)	24,326	25,785	(5.7)

Costs and expenses
Cost of sales and services	1,112	1,046	6.3	4,593	4,756	(3.4)
Commercial, administrative and general	1,399	1,464	(4.4)	4,933	5,288	(6.7)
Interconnection to the local network	939	942	(0.3)	3,871	3,654	5.9
Cost of LADA special projects	54	494	(89.1)	1,588	1,916	(17.1)
Depreciation and amortization	596	661	(9.8)	2,776	2,931	(5.3)
Total	4,100	4,607	(11.0)	17,761	18,545	(4.2)

Operating income	2,212	1,814	21.9	6,565	7,240	(9.3)

EBITDA	2,808	2,475	13.5	9,341	10,171	(8.2)
EBITDA Margin (%)	44.5	38.5	6.0	38.4	39.4	(1.0)
Operating Margin (%)	35.0	28.3	6.7	27.0	28.1	(1.1)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. Press Release: Fourth Quarter 2004 February 3,2005